UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-l(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Original Filing)(1)

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320771 10 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen Anbinder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,092,225 shares (1)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 5,092,225 shares (1)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,092,225 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 131,608 shares of common stock of The First Marblehead Corporation (the “Issuer”) held of record by Stephen Anbinder that are subject to an option agreement between Mr. Anbinder and Ralph M. James.  Also includes 2,800,000 shares of common stock of the Issuer held of record by The Roxbury Management Company, LLC.

(2) Based on 61,786,750 shares of common stock of the Issuer reported to be outstanding as of February 4, 2004 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the quarter ended December 31, 2003.

Item 1.
	(a)	Name of Issuer The First Marblehead Corporation
	(b)	Address of Issuer’s Principal Executive Offices Prudential Tower 800 Boylston Street 34th Floor Boston, MA 02199

Item 2.
	(a)	Name of Person Filing Stephen Anbinder
	(b)	Address of Principal Business Office or, if none, Residence c/o The First Marblehead Corporation 230 Park Avenue New York, NY 10169
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 320771 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 5,092,225*
(b) Percent of class: 8.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,092,225 shares*
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 5,092,225 shares*
(iv) Shared power to dispose or to direct the disposition of 0 shares

*Includes 131,608 shares of common stock of the Issuer held of record by Mr. Anbinder that are subject to an option agreement between Mr. Anbinder and Ralph M. James.  Also includes 2,800,000 shares of common stock of the Issuer held of record by The Roxbury Management Company, LLC, a Delaware limited liability company.  Mr. Anbinder owns four voting units in The Roxbury Management Company, LLC, and the remaining 96 non-voting units are owned by Mr. Anbinder’s family members or family trusts.  Mr. Anbinder is the sole manager of The Roxbury Management Company, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date
/s/ Stephen Anbinder
Signature
Stephen Anbinder
Name/Title